SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Tab Products Co.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

873197 10 7
(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2001
(Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on the following pages)

This Amendment No. 1 to Schedule 13D amends solely Items 4 and 7 of the Schedule 13D filed on February 8, 2001 by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), and HS Morgan Corp., a Delaware corporation ("HS Morgan") (collectively, the "Filers"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation"), whose principal executive offices are located at 2130 Gold Street, P. O. Box 649061, San Jose, California 95164-9061.

Item 4.      Purpose of Transaction.

The Filers have received a proposal from their bank, LaSalle National Bank (the “Bank”), whereby the Bank, subject to certain provisions, would provide up to $30 million to finance:

  the purchase of all the shares of the Corporation;

  the working capital needs of the Corporation's operations subsequent to a purchase; and

  expenses and costs related to any restructuring that may be incurred by the Corporation subsequent to a purchase transaction.

The important terms of this proposal are, among others, that the Bank may lend according to formulas that include:

  85% of the face amount of the Corporation's eligible accounts receivable;

  60% of the Corporation's eligible inventory, typically defined as raw materials and finished goods, up to $4 million;

  80% of the auction value of the Corporation's property, plant and equipment, up to $8 million;

  80% of the value of new equipment, up to $2 million.

The loans would bear interest at the rate of prime plus ¾%, to be calculated on a 360 day year. The loans would have a term of three years, and would be automatically renewable on a year to year basis, upon the mutual agreement of the Bank and the borrower. The loan requires that the Filers provide $2 million of equity, continuing guaranties of certain of HSMLP’s subsidiaries, and a first mortgage and security interest in all of the Corporation’s real and intangible assets.

Hamilton Sorter executed the letter on February 14, 2001 and deposited $75,000 in good faith, on behalf of T Acquisition Co., a newly-formed, wholly-owned, indirect subsidiary of HSMLP, to secure the proposal letter, and has agreed to pay other fees and expenses in the event that the transaction moves forward.

Item 7.      Material to be filed as Exhibits.

  Proposal Letter from LaSalle National Bank.

Dated:    February 14, 2001

______________________________________
*Phillip Ean Cohen

HAMILTON SORTER CO., INC.,
an Ohio corporation

By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
Title:    Chief Executive Officer
         ____________________________________

HS MORGAN LIMITED PARTNERSHIP,
a Delaware limited partnership.

By:  HS MORGAN CORP., the General Partner

By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
Its:    President
         ____________________________________

HS MORGAN CORP.
a Delaware corporation

By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
Title:    President
         ____________________________________

*By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
         Thaddeus S. Jaroszewicz
         Attorney-in-Fact

February 6, 2001

Mr. Thaddeus S. Jaroszewicz
T Acquisition Co.
3158 Production Drive
Fairfield, Ohio 45014

Dear Mr. Jaroszewicz:

LaSalle Bank National Association (“Bank”) is pleased to offer to make certain loans and financial accommodations (“Loans”) to T Acquisition Co. (“Company”) of up to Thirty Million and No/100 Dollars ($30,000,000.00), subject to the terms and conditions specified below and in the definitive loan documentation, the approval of the Bank’s Loan Committee following completion of Bank’s customary investigations regarding the Company and “Tab Products”, as hereinafter defined, and the proposed collateral for the Loans. Said terms may be modified after Bank performs such investigations based on the results thereon.

As we understand the proposed transaction, a portion of the Loans will be used to (a) acquire the stock of Tab Products, Inc. (“Tab Products”) and (b) provide the Company with additional working capital including, without limitation, working capital to be used to cover expenses related to restructuring costs incurred by Company. All references to the collateral shall mean the assets of Company and Tab Products.

  LOAN FORMULA - Bank may, in its sole discretion, advance an amount up to the sum of the following sublimits (the "Loan Limit"):

(a)

  Up to eighty-five percent (85%) of the face amount (less maximum discounts, credits and allowances which may be taken by or granted to account debtors in connection therewith in the ordinary course of Company’s business) of Company’s “Eligible Accounts”; plus

(b)	Up to sixty percent (60%) of the lower of the cost or market value of Company’s “Eligible Inventory” or Four Million and No/100 Dollars ($4,000,000.00), whichever is less; plus

(c)

  Subject to Paragraph 2(a) below, up to eighty percent (80%) of the auction value of Company’s equipment (as determined by an appraiser acceptable to Bank) or Eight Million and No/100 Dollars ($8,000,000.00), whichever is less; plus

(d)

  Subject to Paragraph 2(b) below, up to eighty percent (80%) of the purchase price of the equipment purchased with such advances (exclusive of sales taxes, delivery charges and other “soft” costs related to such purchases), to be used by Company from time to time to purchase new equipment, or Two Million and No/100 Dollars ($2,000,000.00), whichever is less; provided, that prior to any advance under this subparagraph, Company shall furnish to Bank an invoice and acceptance letter for the equipment being purchased and shall have executed such documents and taken such other actions as Bank shall require to assure that Bank has a first perfected security interest in such equipment; and further provided, that each advance under this subparagraph shall equal or exceed Two Hundred Fifty Thousand and No/100 Dollars ($250,000.00);

  provided, that the Loan Limit shall in no event exceed Thirty Million and No/100 Dollars ($30,000,000.00) (the “Maximum Loan Limit”).

  OTHER AVAILABILITY PROVISIONS -

(a)

  Commencing thirty (30) days from the date of disbursement of the Loans under the Loan and Security Agreement, the availability described in Paragraph 1(c) above shall be curtailed by an amount based upon a schedule of sixty (60) equal monthly payments. Such curtailments shall automatically occur every month thereafter until the earliest to occur of (i) the date on which said availability shall be reduced in full, (ii) the date on which demand for repayment of the Loans is made by Bank and (iii) the date upon which the Loan and Security Agreement otherwise terminates pursuant to the provisions thereof on which date the availability shall be curtailed in full.

(b)

  Company shall repay to Bank monthly an amount sufficient (assuming a like payment each month) to repay the entire principal amount of each advance made pursuant to Paragraph 1(d) above within sixty (60) months following the date of such advance. Such payments shall be made on the thirtieth (30th) day following the date of each such advance, and on the corresponding day of each month thereafter until the earliest to occur of (i) the date upon which each such advance is repaid in full, (ii) the date on which demand for repayment of the Loans is made by Bank and (iii) the date upon which the Loan and Security Agreement otherwise terminates pursuant to the provisions thereof on which date the availability shall be curtailed in full.

  LETTERS OF CREDIT - Bank may issue, upon Company’s request, commercial and/or standby letters of credit, provided, that the aggregate undrawn face amount of such letters of credit shall not exceed One Million and No/100 Dollars ($1,000,000.00), in the aggregate. Company would pay Bank’s normal charges for letters of credit, and in addition thereto, shall pay an administrative charge equal to three percent (3%) per annum payable on the outstanding amount of such letters of credit, which charges shall be payable monthly in arrears on each day that interest is payable. Bank’s contingent liability under the letters of credit shall automatically reduce, dollar for dollar, the amount which Company may borrow pursuant to Paragraph 1 above.

  INTEREST RATE - The Loans would bear interest at the rate of three-fourths of one percent (3/4th of 1%) per annum in excess of Bank’s publicly announced prime rate (which is not intended to be Bank’s lowest or most favorable rate in effect at any time) (the “Prime Rate”) in effect from time to time, and would be due and payable on the last business day of each month in arrears. Said rate of interest would increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the effective date of each such change in the Prime Rate. All interest would be calculated on the basis of a 360-day year.

  TERM OF LOAN - The original term of the Loans would be three (3) years, commencing on the date of execution of Bank’s Loan and Security Agreement unless Bank makes demand for repayment prior to the end of the original term. The Loan and Security Agreement would automatically renew itself from year to year thereafter if neither party terminates it as set forth therein.

  ELIGIBILITY CRITERIA - Company’s accounts and inventory would be subject to such eligibility criteria and reserves as Bank, in its sole discretion elects to establish including, without limitation, with respect to Company’s accounts the following:

(a)

  Invoices evidencing such accounts shall be due and payable within thirty (30) days of the due date not to exceed one hundred twenty (120) days after the date of invoice; provided, however, that if more than twenty-five percent (25%) of the aggregate dollar amount of invoices owing by a particular account debtor remain unpaid thirty (30) days after the due date or one hundred twenty (120) days after the respective invoice dates thereof, then all accounts receivable due from that particular account debtor shall be deemed ineligible.

  LOAN COLLATERAL -

(a)

  A first and only lien on all of Company’s assets, tangible or intangible, whether now owned or hereafter acquired by Company, and wherever located, including, but not limited to accounts, inventory, instruments, investment property, documents, equipment, fixtures, general intangibles, and any and all proceeds of the foregoing.

(b)

  The Continuing Unconditional Guaranties of MSTP LLC, Hamilton Sorter Co., Inc., Workstream Inc. (or the entity that is the parent of Company) and New Maverick Desk, Inc. of any and all indebtedness of Company to Bank, plus interest, costs and expenses of collection, if any.

(c)

  A first mortgage, in form and substance satisfactory to the Bank, of all Company owned real properties. Relative thereto, Company shall execute and cause to be delivered to Bank such documentation as required by Bank, including but not limited to, title insurance (which shall contain such endorsements and exceptions as Bank deems necessary in its sole discretion), survey and environmental audit.

  GOOD FAITH DEPOSIT - Upon its acceptance of this letter, Company shall remit to Bank Seventy-Five Thousand and No/100 Dollars ($75,000.00) as a good faith deposit. Said good faith deposit, less (a) Bank’s charges and expenses for its initial examination of Company’s Loan collateral, as well as Company’s books and records and (b) all other out-of-pocket expenses including, but not limited to, Uniform Commercial Code searches, filings, appraisals, reasonable attorney’s fees, and Federal Express charges, is refundable (i) at the time Bank makes the initial disbursement of the Loan, (ii) if Bank, in its sole discretion, decides not to make the Loan, or (iii) if Bank proposes to modify in any material respect any of the definite terms described herein. However, if Company fails to accept the Loan package described herein by the date upon which this letter terminates, then Company shall forfeit to Bank the entire good faith deposit and reimburse Bank for all out-of-pocket expenses.

  AUDIT FEES - Company shall pay the normal audit fees and out-of-pocket expenses related to any such audit, including, but not limited to, air fare, lodging, and meals, to Bank to cover Bank’s periodic examinations of the loan collateral, as well as the Company’s books and records.

  OUT-OF-POCKET EXPENSES - Company shall reimburse Bank for the costs of the following: Uniform Commercial Code and other public record searches, lien and security interest filings, surveys, title insurance, environmental audits, appraisals, reasonable attorney’s fees and express mail, messenger or similar delivery charges.

  EQUITY INVESTMENT AND/OR SUBORDINATED DEBT- Company shall cause the appropriate individuals and entities to invest Two Million and No/100 Dollars ($2,000,000.00) in Company in the form of subordinated debt or an equity investment. Bank shall be advised of the name(s) of the individual(s) or entity(s) investing monies in Company and of the amount and form of each such investment. If the investment is in the form of subordinated debt, Company shall cause each holder of the subordinated debt to execute and deliver to Lender in connection therewith a Subordination Agreement on terms acceptable to Bank in its sole discretion.

  FACILITY FEES - Company shall pay to Bank an annual facility fee equal to one-half of one percent (1/2 of 1%) of the Maximum Loan Limit, which fee shall be fully earned by Bank and payable on the date that Bank makes its initial disbursement under the Loan and Security Agreement and on each anniversary of the date of the Loan and Security Agreement during the original term and any renewal term.

  CLOSING FEE - Company shall pay to Bank a closing fee of one percent (1%) of the Maximum Loan Limit, which fee shall be fully earned by Bank and payable on the date of disbursement under the Loan and Security Agreement.

  COMMITMENT FEE – Company shall, in addition to the good faith deposit(s) previously paid, pay to Bank a non refundable commitment fee of One Hundred Thousand and No/100 Dollars ($100,000.00), which fee shall be fully earned by Bank and payable on the date of issuance of a Commitment Letter, if any. Said commitment fee shall be used to cover additional expenses incurred by Bank, if any, with any remaining unused portion of said commitment fee credited against the Closing Fee referred to in Paragraph 13 above on the date of disbursement under the Loan and Security Agreement.

  LOCK BOX; COLLECTIONS -

(a)

  Payments from all of Company’s customers shall be mailed directly to a lock box at Bank and Bank shall, within two (2) business days after Bank receives checks in Chicago from Company’s customers, apply such collections against Company’s liabilities to Bank; OR

(b)	At Company’s option, exercisable from time to time, and with Bank’s consent, payments from all of Company’s customers may be:

(1)

  maintained in a blocked account at a financial institution acceptable to Bank, which account shall be in Bank’s name and Bank shall, on the same business day of its receipt of collected funds in Chicago, apply such collections against Company’s liabilities to Bank Relative thereto, Company shall cause to be executed in favor of Bank and delivered to Bank a Blocked Account Agreement by a financial institution acceptable to Bank; OR

(2)

  mailed directly to Company and tendered to Bank in kind and Bank shall, within two (2) business days after Bank receives checks in Chicago from Company’s customers, apply such collections against Company’s liabilities to Bank.

  PREPAYMENT FEES - In the event that Company prepays the Loans prior to the end of the original term or any applicable renewal term and the Loan and Security Agreement is terminated as a result thereof, Company shall pay a prepayment fee equal to (i) three percent (3%) of the Maximum Loan Limit if such prepayment occurs two (2) years or more prior to the end of the original term, (ii) two percent (2%) of the Maximum Loan Limit if such prepayment occurs less than two (2) years, but at least one (1) year prior to the end of the original term, or (iii) one percent (1%) of the Maximum Loan Limit if such prepayment occurs less than one (1) year prior to the end of the original term or any then current renewal term.

  MISCELLANEOUS -

(a)	Company shall submit internally-prepared financial statements to Bank on a monthly basis and certified financial statements at year end.

(b)

  Prior to disbursement under the Loan and Security Agreement, Company shall provide to Bank certificate(s) of insurance which includes (a) the dollar amount of the coverage on the items located at each of Company’s locations, and (b) endorsements indicating Bank’s interest as Lender’s Loss Payee and, as appropriate, Mortgagee, on Company’s casualty insurance policies, additional insured on Company’s liability insurance policies and assignee on Company’s business interruption insurance policies.

(c)	Company is required to maintain a controlled disbursement account with Bank. Normal charges shall be assessed thereon.

(d)	Company acknowledges and agrees that there are no other understandings between the parties, oral or written, relating to the financing proposed herewith other than what is set forth in this letter.

(e)

  Disbursement of the Loans hereunder is contingent upon all documentation and other legal matters, including legal due diligence, being in form and substance satisfactory to Bank and Bank’s counsel including, without limitation, with respect to the Loan and Security Agreement, covenants, financial and otherwise, representations and warranties, and all documentation and legal matters relating to environmental audit, and stock purchase referred to above.

(f)	The Loans proposed herein must be disbursed prior to May 31, 2001 or this proposal shall become null and void unless extended by Bank in writing.

(g)	This letter and the transactions contemplated hereby shall be governed by and interpreted in accordance with the laws of the State of Illinois.

(h)

  This letter constitutes a proposal to make certain loans and financial accommodations, not a commitment. Any such commitment will be evidenced by a separate commitment letter and will be issued only with the approval of the Bank’s Loan Committee, which approval has not been sought or obtained as of this date.

If the foregoing proposal is acceptable to you, please execute the two enclosed copies of this letter and return the same to the Bank along with your good faith deposit no later than 5:00 P.M. on February 15, 2001, the time and date at which this proposal, if not accepted by Company expires, unless extended by Bank in writing.

Very truly yours, LaSalle Bank National Association By___________________________ Title________________________
Accepted and Agreed this ____
day of ______________, 2001

T ACQUISITION CO.

By_____________________________

Title__________________________